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                                                               EXHIBIT (a)(1)(U)

We have conducted a comprehensive review of the Canadian tax issues related to the option exchange program with our accountants and attorneys.

Unfortunately, the situation remains as we originally communicated. Although there may be a slight discount to the fair market value of the restricted stock that would become taxable income to you immediately upon expiration of the offer period, the discount would likely not be significant and cannot be calculated until after the offer period expires. I apologize for the delay in getting this information to you.

Debbie Gable
SVP, Human Resources
dngable@checkfree.com
Phone: 678-375-1640
Fax: 678-375-1296

The #1 Way to Pay Online
http://www.checkfree.com/paybillsonline
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